UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on August 10, 2021

To the Shareholders of
Check Point Software Technologies Ltd.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd. (“Check Point”) will be held on August 10, 2021 at 5:00 P.M. (Israel time), and thereafter as it may be adjourned or postponed from time to time, at Check Point’s principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel (the telephone number at that address is +972-3-753-4555).

The meeting will be held for the following purposes:

(1)	to elect six directors – the one-year terms of our current directors who are not outside directors will expire at the meeting, and we are proposing to elect six directors;

(2)	to elect two outside directors – the three-year terms of two of our current outside directors will expire at the meeting, and we are proposing to elect two outside directors;

(3)	to set the size of the Board of Directors at nine members in accordance with our Articles of Association;

(4)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2021 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2020 consolidated financial statements; and

(5)	as required by Israeli law, to approve the compensation for our Chief Executive Officer.

You are entitled to vote at the meeting if you are a shareholder of record at the close of business on July 1, 2021.   You are also entitled to vote at the meeting if you hold our ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on July 1, 2021, or that appears in the participant listing of a securities depository on such date.

You can vote your shares by attending the meeting, by completing and signing a proxy card or by voting as provided in the proxy card.  Proxy cards will be distributed to shareholders on or about July 6, 2021, together with a proxy statement which will include the full version of the proposed resolutions.

Each ordinary share is entitled to one vote upon each of the proposals to be presented at the meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of the proposals in Items 2 and 5.  In order for each of these two proposals to be approved either (i) the affirmative vote of the ordinary shares must include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or (ii) the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding ordinary shares.

This notice is being sent only to shareholders of record, in accordance with the requirements of Israel’s Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, as amended.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of Israel’s Companies Law, 5759-1999, is July 1, 2021. We will distribute an additional notice and proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after July 6, 2021.   Once it becomes available, shareholders may also review the proxy statement on our company’s website at www.checkpoint.com or at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-3-753-4555) until the date of the meeting.

By Order of the Board of Directors. JERRY UNGERMAN Chairman of the Board of Directors

Dated: June 24, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.
/s/ John Slavitt
John Slavitt
General Counsel

Dated: June 24, 2021